

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2017

James V. Caruso
Chief Executive Officer
Cellectar Biosciences, Inc.
3301 Agriculture Drive
Madison, WI 53716

Re: Cellectar Biosciences, Inc.
Registration Statement on Form S-1
Filed November 9, 2017
File No. 333-221468

Dear Mr. Caruso:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Gregory J. Lynch